Exhibit 23

Consent of Independent Registered Public Accounting Firm

The M&T Bank Employee Benefit Plans Committee and Participants of the People’s United Bank, N.A. 401(k) Employee Savings Plan:

We consent to the incorporation by reference in the registration statement on Form S-8 (no. 333-140865) of People’s United Financial, Inc. of our report dated February 8, 2023 with respect to the statements of net assets available for plan benefits of the People’s United Bank, N.A. 401(k) Employee Savings Plan as of August 12, 2022 and December 31, 2021, and the related statements of changes in net assets available for plan benefits for the period January 1, 2022 to August 12, 2022 and the year ended December 31, 2021, which report appears in this Transition Report on Form 11-K of the People’s United Bank, N.A. 401(k) Employee Savings Plan.

/s/ McSoley McCoy & Company

South Burlington, Vermont
February 8, 2023